GIA Investments Corp
4790 Caughlin Pkwy, Suite 387
Reno, NV 89519
775-851-7397 or 775-201-8331 fax

January 18, 2011

United States
Security & Exchange Commission
Division of Corporate Finance
Attn: Anne Nguyen Parker
100 F Street, N.E.
Washington, DC 20549

Re: GIA Investments Corp
Registration statement on Form S-1A
File No: 333-169955

Enclosed is our response to your comments of November 10, 2010.  As per your request we are enclosing marked copies of the amendments to expedite your review.  Attached you will also find a copy of the “redlined” amendment for comparison purposes.   We have amended our Registration Statement to include the appropriate financial statements pursuant to Rule 8-08 of Regulation S-X.

We look forward to hearing back from you and we hope we responded appropriately to all your comments. Please feel free to contact us directly at 775-851-7397 or fax any response to 775-201-8331.

Sincerely;

/s/ Heer Hsiao
Heer Hsiao
President

General

1.
Please provide complete responses, and where disclosure has changed, indicate precisely where in the marked version of the amendment we will find your responsive changes. To the extent comments on one section apply to similar disclosure elsewhere, please make corresponding revisions to all affected areas. Further, please provide updated disclosure with each amendment. This will minimize the need for us to repeat similar comments.

Response: will do

2.
Please revise the registration statement to comply with Rule 419. , In this regard, we believe Rule 419 applies to all registered offerings of securities of blank check companies where the securities are penny stock, as defined under the Exchange Act.

Response:

Blank Check Issue

We are not a blank check corporation. Section 7(b)(3) of the Securities Act of 1933, as amended defines the term “blank check company” to mean, any development stage company that is issuing a penny stock that, “(A) has no specific plan or purpose, or (B) has indicated that its business plan is to merge with an unidentified company or companies.” We have a specific plan and purpose. Our business purpose is to provide business’s in China consulting services to enterprises seeking to enhance their position in the market place and perhaps on the OTCBB.

In Securities Act Release No. 6932 which adopted rules relating to blank check offerings, the Securities and Exchange Commission stated in II DISCUSSION OF THE RULES, A. Scope of Rule 419, that, “Rule 419 does not apply to . . . start-up companies with specific business plans . . . even if operations have not commenced at the time of the offering.” Further, we have not indicated in any manner whatsoever, that we plan to merge with an unidentified company or companies, nor do we have any plans to merge with an unidentified company or companies.

We have no plans or intentions to be acquired or to merge with an operating company nor do we have plans to enter into a change of control or similar transaction or to change our management.

Registration Statement Cover Page

3.
We note that you disclose an SIC code of 8742 on the cover page of your registration statement. However, your EDGAR Form ID indicates an SIC code of 6770, which is reserved for blank check companies. Please revise your registration statement to reflect the correct SIC code.

Response:

Form ID doesn't indicate SIC codes. There is no where on it where we choose an SIC code for the company. Don't know why they referenced the Form ID. For the future, I can amend the Notarized statement that gets sent to the SEC with the Form ID to clearly indicate the SIC code that the company wants. But as of now, it does not get indicated by us at the Form ID stage.

I would just answer that the 8742 is the correct code. You didn't request, and you didn't list, an SIC code in the Form ID. The SIC code of 6770 is not applicable to the Company and was probably arbitrarily added by EDGAR filer support and not by the company.

4.	Please correct the zip code for your agent for service of process. The correct zip code appears to be 89519.

Response:  corrected

Summary of Prospectus, page 4

A Cautionary Note on Forward-Looking Statements, page 4

5.	Please delete this section or move it to a part of the prospectus that is not covered by Rule 421(d).

Response: deleted

The Offering, page 5

6.
Your prospectus contains conflicting disclosure with respect to the specific exemption from registration that you relied upon in effecting the transactions by which the selling shareholders received their shares. For example, you state here that they acquired shares in private placement transactions. However, at pages 41-42, you state that you relied on Regulation S. Please revise each relevant portion of your prospectus for consistency. In addition, provide your analysis as to how you complied with your claimed exemption.

Response: We relied upon Regulation S of the Securities Act of 1933, as amended for the above issuances to non US citizens or residents.

We believed that Regulation S was available because:

•	None of these issuances involved underwriters, underwriting discounts or commissions;
•	We placed Regulation S required restrictive legends on all certificates issued;
•	No offers or sales of stock under the Regulation S offering were made to persons in the United States;
•	No direct selling efforts of the Regulation S offering were made in the United States.

In connection with the above transactions, although some of the investors may have also been accredited, we provided the following to all investors:

•	Access to all our books and records.
•	Access to all material contracts and documents relating to our operations.
•	The opportunity to obtain any additional information, to the extent we possessed such information, necessary to verify the accuracy of the information to which the investors were given access.

Prospective investors were invited to review at our offices at any reasonable hour, after reasonable advance notice, any materials available to us concerning our business. Prospective Investors were also invited to visit our offices.

Risk Factors, page 6

7.
As further discussed in the following comments, many of the risk factors you include do not appear to be relevant to your company, and in general, this section is not adequately tailored to your present facts and circumstances. Please substantially revise this section to disclose only the material risks that apply to you and this particular offering, and explain how such risks affect you or your securities being offered. See Item 503(c) of Regulation S-K.

Response:  REVISED

8.
We note that your sole officer and director lives in China and that you intend to conduct your business operations primarily in China. Please add a risk factor addressing the fact that it will be difficult or impossible for investors to effect service of process or to enforce any judgments obtained against the company or Mr. Hsiao.

Response: added

It may be difficult to enforce judgments or bring actions outside the United States against us.

The primary assets of the Company are located outside of the United States. As a result, it may be difficult or impossible for you to (i) enforce in courts outside the United States judgments obtained in the United States courts based upon the civil liability provisions of the United States federal securities laws against these persons and us; or (ii) bring in courts outside the United States an original action to enforce liabilities based upon United States federal securities laws against us..

Regulations Relating to the Establishment of an Offshore Special Purpose Vehicle . . ., Page 7

9.
The caption of this risk factor does not appear to describe the discussion contained in the text of the risk factor. Please revise. In addition, we note that you are incorporated in Nevada, and not China, so it does not appear that any PRC approval is required for an investment in your common shares. Please advise or revise for clarity.

Response:  revised

We May Continue to Lose Money . . ., page 8

10.	Contrary to your disclosure, a review of your financial statements indicates that you have not incurred any expenses or sustained any losses. Please revise or advise.

Response:  revised, new financials included

We Do Not Have Any Signed Agreements..., page 8

The Planned Increase in the Number of Customers Using our Service..., page 8 Our Revenue Growth Rate Depends..., page 9

11.	Based on your business plan, as described at page 8, it appears that you intend to acquire or merge with a private operating company in China. Therefore, it is not clear how contracts or relationships with suppliers or customers or the successful selection of new markets, market acceptance, or consumer recognition of your service quality will be relevant to your future results. In addition, please explain your reference to products, as it does not appear that you intend to manufacture, purchase, or sell any products.

Response:  revised, we did a poor job of translating the business plan, please see below.

GIA Investments Corp, a company in the developmental stage (the “Company” or “GIA”), was incorporated on July 6, 2010 in the State of Nevada. The Company has not conducted business operations nor had revenues from operations since its inception. The Company‘s business plan is to seek, investigate, and assist small to medium sized Asian companies enter the US equity markets. We will be looking for small profitable companies in a growth industry.  We wish to deal with management who share our vision of growth within reason.  We would tend to shy away from a management team that appears to be in the business for the “short haul”.  Managements character will play a big part in the decision making process.  The company will be charging various fees for its consulting service and some of those fees may come in the form of equity in the company.

There are hundreds of thousands small to mid-size businesses in the China marketplace that can benefit from the services GIA offers.  GIA will help educate these businesses as to the many benefits available to their companies as a publicly traded company in the United States, specifically the OTCBB.  GIA is going to put a team of bi-lingual professionals together and offer its services as a “package” to its clients. We feel we can offer a “turnkey” process for Asian companies to participate in the equity markets in the United States thru a listing on the OTCBB.  We will assist them in being incorporated in the US, help them thru the Registration process, and introduce them to market makers, auditors and Legal representation.

A Failure to Manage our Growth Effectively Could Harm Our Business . . ., page 9

12.
Please clarify your statement that your "plans call for a significant increase in the growth of China." In addition, please further describe your "culture" and how a failure to maintain or to adapt your culture presents a material risk to your business, otherwise revise these statements.

Response:  revised

Our Revenue is Subject to Volatility Based on the Global Economy . _page 9

13.	The text of this risk factor does not appear relevant to your proposed plan of operations.
Please revise or advise.

Response:  revised

Risks Associated With This Offering, page 10

If We Fail to Remain Current on our Reporting Requirements, We Could be Removed . . ., page 11

14.	Please revise this risk factor caption and text to reflect that your shares are not currently quoted on the OTCBB.

Response:  revised

Description of our Business, page 14

15.
Please revise to provide a more comprehensive description of your planned business activities. For example, please disclose the factors that you would use to evaluate whether a particular property or business warrants further investigation or acquisition. In addition, expand your discussion of what "other activities" you will pursue "to enhance shareholder value." This comment also applies to your Management's Discussion and Analysis disclosure at page 31.

Response:

DESCRIPTION OF OUR BUSINESS

 GIA Investments Corp, a company in the developmental stage (the “Company” or “GIA”), was incorporated on July 6, 2010 in the State of Nevada. The Company has not conducted business operations nor had revenues from operations since its inception. The Company‘s business plan is to seek, investigate, and assist small to medium sized Asian companies enter the US equity markets. We will be looking for small profitable companies in a growth industry.  We wish to deal with management who share our vision of growth within reason.  We would tend to shy away from a management team that appears to be in the business for the “short haul”.  Managements character will play a big part in the decision making process.  The company will be charging various fees for its consulting service and some of those fees may come in the form of equity in the company.

There are hundreds of thousands small to mid-size businesses in the China marketplace that can benefit from the services GIA offers.  GIA will help educate these businesses as to the many benefits available to their companies as a publicly traded company in the United States, specifically the OTCBB.  GIA is going to put a team of bi-lingual professionals together and offer  its services as a “package” to its clients. We feel we can offer a “turnkey” process for Asian companies to participate in the equity markets in the United States thru a listing on the OTCBB.  We will assist them in being incorporated in the US, help them thru the Registration process, and introduce them to market makers, auditors and Legal representation.

Principal Services and Their Markets, page 14

16.
Please identify the specific services that you intend to offer. It is unclear whether your proposed business is to counsel other companies regarding how to become publicly traded companies in the United States, or whether you intend to merge with or to acquire the companies that you identify in order to take that specific company public. In addition, identify the components of the "package" that you intend to offer.

Response:

There are hundreds of thousands small to mid-size businesses in the China marketplace that can benefit from the services GIA offers.  GIA will help educate these businesses as to the many benefits available to their companies as a publicly traded company in the United States, specifically the OTCBB.  GIA is going to put a team of bi-lingual professionals together and  offer its services as a “package” to its clients. We feel we can offer a “turnkey” process for Asian companies to participate in the equity markets in the  United States thru a listing on the OTCBB.  We will assist them in being incorporated in the US, help them thru the Registration process, and introduce them to market makers, auditors and Legal representation.

Competition, page 14

17.
You state that you will "fall under the radar" of well-known law firms and financial institutions that are also seeking to identify successful Chinese companies with growth opportunity. Please explain whether your plan to focus solely on small businesses presents any risks due to the small size of the companies you might acquire, and if so, provide related risk factor disclosure.

Response:

The actual competition is unknown.  There are many professional entities, i.e. Law Firms, Financial Institutions, Investment Bankers, etc. from all over the world excited by the growth opportunities in the off-shore Asian markets, in particular China.  We hope our selected “niche” of the small business might be better suited for a company such as GIA and that we fall under the radar of the well know firms as we believe our prospective clients will.  We also feel that our chosen market will help us eliminate the possibility of major losses due to the smaller size of our transactions

Selling Shareholders, page 15

18.
You state at page 18 that each selling shareholder acquired shares "solely for investment and not with a view to or for resale." In that case, please explain why each selling shareholder is planning to sell all of their shares less than two months after they initially acquired them, otherwise revise.

Response:  revised

Plan of Distribution, page 19

19.	Please revise all references to NASD, as this organization no longer exists.

Response:  revised

Officers and Key Personnel of the Company, page 34

20.
We note that you reference www.jing-hua.com  here and at page 35. Given that this website is not in English, please explain how this would be helpful to investors in the United States, or remove these references. In the alternative, explain whether Mr. Hsiao plans to post an English version of the website.

Response:  revised

Signatures

21.	Please also provide the signature of a majority of your directors.

Response:  revised